SUB ITEM 77D: Policies with respect to security investments

        Effective July 7, 2010, the principal investment strategies of the SunAmerica Alternative Strategies Fund (the Fund), a series of SunAmerica Specialty Series, were amended to provide for the addition of a managed futures strategy. As a result of the addition of the managed futures strategy, the Fund will seek to provide long-term total return by utilizing an actively managed quantitative investment process to provide exposure to a diversified portfolio of alternative, or non-traditional, investment strategies and asset classes, and by investing in U.S. Government securities and other fixed income securities.